02052379

1-14464

RECD S.E.C.
AUG 2 7 2002
1086

P.E.
8/1/02

UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

TV Azteca, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

PROCESSED
AUG 2 9 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: August 28, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

TV AZTECA

TV AZTECA TO SPIN OFF INVESTMENT IN UNEFON TO SHAREHOLDERS

—Board of Directors Approves Distribution of Unefon Shares to TV Azteca Shareholders, Following Market Survey on Initiatives for Spin Off—

—TV Azteca Returns to a Pure Play Media Company—

FOR IMMEDIATE RELEASE

Mexico City, August 26, 2002—TV Azteca, S.A. de C.V. (NYSE:TZA; BMV:TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that its board of directors has approved management's plan to spin off the company's investment in Unefon, S.A. de C.V. (BMV:UNEFON), a Mexican mobile telephony operator, as a distribution of Unefon shares to TV Azteca shareholders. The proposed spin off will be put to a shareholder vote at a meeting scheduled for September 2002.

"After an extensive market survey to study initiatives to maximize value from our Unefon investment, the board has concluded that a distribution of Unefon shares is a superior option for a spin off," said Pedro Padilla, TV Azteca's Chief Executive Officer. "We obtained valuable advice from analysts and investors for optimal execution of the initiative to distribute Unefon shares, which allowed us to present to the board an enriched proposal with important market feedback."

During July, Mr. Padilla and other members of the senior management team, visited a number of TV Azteca's major investors, analysts and rating agencies in order to explain and receive input on the characteristics of spin off proposals.

Mechanics of the Distribution of Shares

The mechanism approved by the board entails that TV Azteca shareholders will receive before year-end, at no monetary cost, a distribution of approximately 0.37 Unefon shares for every TV Azteca CPO, or approximately 5.88 Unefon shares for each TV Azteca ADR. Shares of Unefon are currently traded on the Mexican Stock Exchange. The shares will not be listed in the U.S., but the company is analyzing whether trading could be available through the Pink Sheets.

In September 2002, TV Azteca shareholders will be asked to vote to approve the distribution of Unefon shares, and to cancel rights previously granted to them to acquire shares of Unefon. Shareholders will also approve the record date as of which holders of TV Azteca's stock will be subject of distribution of Unefon shares. Azteca Holdings, the owner of the majority of the voting stock of TV Azteca, has indicated it will vote in favor of the distribution. The distribution of Unefon shares will be a taxable event for some non-Mexican investors.

Approximately 15 days prior to the meeting, shareholders will receive an "information statement" describing the details of the distribution and its effects on TV Azteca, along with a description of Unefon's operations and financial condition.

"After the spin-off the current controlling shareholders of Unefon, Moisés Saba and the current major shareholders of TV Azteca, will remain in control of Unefon," added Mr. Padilla. "Thereafter, in our view, the spin off should not be interpreted as a contravention of Unefon's agreements with Nortel Networks that call for a permanence of control."

Impact on TV Azteca's Balance Sheet

From a balance sheet perspective, payment of the proposed distribution will reduce TV Azteca's assets and shareholders' equity by approximately US$176 million, reflecting the book value of TV Azteca's investment in Unefon. The distribution falls under the restricted payment clause of TV Azteca's bond indenture and will not require bondholder approval.

The restricted payment basket capacity will be reduced, and as a consequence, the company's ability to make further investments outside its current line of business.

TV Azteca will continue to be subject to the US$80 million financing support granted by TV Azteca on behalf of Unefon in July 2001. As of June 30, 2002, Unefon had used US$31 million of the guarantee. TV Azteca will also continue to be subject to its commitment regarding a US$35 million support to cover possible funding gaps through 2002, as agreed in year 2000 by TV Azteca and Moisés Saba.

"TV Azteca has nurtured Unefon's development to the point of independence; the time has come to share the value it has created with its shareholders, " added Mr. Padilla. "The distribution achieves that goal and puts an end to any further disbursement to fund Unefon's growth beyond our current commitments."

The company also noted that Unefon shares distributed to Azteca Holdings, the entity through which the Salinas family controls TV Azteca, will be distributed to the Salinas family, to the extent that the shares do not need to be pledged under the Azteca Holdings' notes, and therefore, no funding obligations with respect to Unefon will affect Azteca Holdings' balance sheet.

TV Azteca Returns to a Pure Play Media Company

"The spin off of Unefon will focus our full management and financial resources on our core media operations and give shareholders an independent stake in one of Mexico's fastest growing businesses," added Mr. Padilla. "Aligning our resources with the market's expectations is a win-win proposition for all concerned."

"From a valuation standpoint, the complete spin off of Unefon could result in a market valuation that truly reflects the strength of TV Azteca's core business operations and our continuously positive financial results," Mr. Padilla concluded. "Looking at the relative valuation afforded by our peer media companies, and the alleged discount Unefon has had in TV Azteca's value, we believe that the spin off is very good news for all of our shareholders."

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

Investor Relations:

Bruno Rangel
5255 3099 9167
jrangelk@tvazteca.com.mx

Rolando Villarreal
5255 3099 1313 ext. 2787
rvillarreal@tvazteca.com.mx

Media Relations:
Tristán Canales
5255 3099 5786
tcanales@tvazteca.com.mx